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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                      UNDER THE SECURITIES ACT OF 1934

                               -------------


                             (Amendment No. 3)

                      Concurrent Computer Corporation
 --------------------------------------------------------------------------
                              (Name of Issuer)

            Common Stock                            206710204
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


                               -------------



 Check the following box if a fee is being paid with the statement   [_].


 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                      (Continued on following page(s))

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 CUSIP No.       206710204              13G


      1       NAME OF REPORTING        Bear, Stearns & Co. Inc.
              PERSON:

              S.S. OR I.R.S.                 13-3299429
              IDENTIFICATION NO. OF ABOVE
              PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
              GROUP:                                              (b) [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  Delaware
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      234,030
     SHARES
  BENEFICIALLY    6  SHARED VOTING POWER:      0
    OWNED BY
      EACH        7  SOLE DISPOSITIVE        234,030
    REPORTING        POWER:
   PERSON WITH
                  8  SHARED DISPOSITIVE        0
                     POWER:

      9       AGGREGATE AMOUNT               234,030 (includes warrants
              BENEFICIALLY OWNED BY          expiring 7/21/96 to purchase
              REPORTING PERSON:              121,877 shares at $3 per
                                             share)

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [_]
              EXCLUDES CERTAIN SHARES:


      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     0.8
              (9):

      12      TYPE OF REPORTING        BD
              PERSON:
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Item 1(a):     Name of Issuer:
               Concurrent Computer Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:
               2 Crescent Place
               Oceanport, NJ 07757

Item 2(a):     Name of Person Filing:
               Bear, Stearns & Co. Inc.

Item 2(b):     Address of Principal Business Office:
               245 Park Avenue
               New York, NY  10167

Item 2(c):     Citizenship:
               Incorporated in Delaware

Item 2(d):     Title of Class of Securities:
               Common Stock

Item 2(e):     CUSIP Number:
               206710204

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
               (a) [X] broker or dealer registered under Section 15 of the Act

Item 4:        Ownership:  Not applicable

Item 5: Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6:        Ownership of More than Five Percent on Behalf of Another
               Person: Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8:        Identification and Classification of Members of the Group:
               Not applicable

Item 9:        Notice of Dissolution of Group: Not applicable

Item 10:       Certification:


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              BEAR, STEARNS & CO. INC.


         2/09/95                              /s/ Donald R. Mullen, Jr.
         -------                              -------------------------------
         Date                                 Name:  Donald R. Mullen, Jr.
                                              Title: Senior Managing Director